Exhibit 99.1
SUZANO S.A.
Corporate Taxpayer’s ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) No. 29.300.016.331
EXCERPT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 12, 2026
1.Date, Time and Place: On August 12, 2026, at 10:00 a.m., in hybrid format, at the branch office of Suzano S.A. ("Suzano" or the "Company"), located in the State of São Paulo, City of Limeira, at Avenida Lírio Correa, Cariobinha, ZIP Code 13473-762, and by videoconference, the Company's Board of Directors (the "Board") met.

2.Call Notice: The meeting was duly convened pursuant to Article 13 of the Company's Bylaws and Section 6.1 of the Board's Internal Regulations.
3.Attendance: The following directors attended the meeting, representing the entirety of the Board: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Nildemar Secches (Vice Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogério Caffarelli, Paulo Sérgio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka.

4.Presiding Officers: Mr. David Feffer chaired the meeting and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: To review, discuss and resolve upon:

5.1.the acknowledgement of a resignation, the election of a member, the reorganization of duties and the consolidation of the new composition of the Company's Statutory Executive Vice Presidency;

5.2.the acknowledgement of resignations, the election of a member, the reorganization of duties and the consolidation of the new composition of the Company's Non-Statutory Executive Vice Presidency; and

5.3.subject to the approval of items 5.1 and 5.2 of the Agenda, the adoption by the Company's Statutory Executive Vice-Presidency of all measures necessary to formalize and implement the aforementioned resignations and election.

6.Resolutions: After reviewing and discussing the matters included in the Agenda, the Directors unanimously resolved, without reservations, as follows:

6.1.To acknowledge and record the resignation of Mr. AIRES GALHARDO, Brazilian, married, business administrator, enrolled with the CPF/MF under No. 249.860.458-81 and Brazilian identity card (RG) No. 24.854.223-0 SSP/SP, from the position of Statutory Executive Vice President of Pulp Operations, Engineering, Energy, DigitalTech and New Businesses. The Company expresses its gratitude to Mr. Aires for his valuable services and contributions throughout his tenure.

6.1.1.To approve the election of Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, Brazilian, enrolled with the CPF/MF under No. 910.169.166-04, to the position of Statutory Executive Vice President of Pulp Operations, Engineering, Energy, Supply Chain and FuturaGene, with a term of office aligned with that of the other Statutory Executive Vice Presidents, until the first meeting of the Board of Directors held after the Annual Shareholders' Meeting that approves the accounts for the fiscal year ending December 31, 2026.

Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR executed, on this date, the corresponding Instrument of Investiture, to be recorded in the book of minutes of Executive Board meetings, pursuant to Article 149 of Law No. 6,404/1976, as amended, having declared that he possesses the qualifications required and complies with the requirements set forth in Article 147 and its respective paragraphs of the abovementioned Law and in Annex K of CVM Resolution No. 80/2022, as amended, and that he is not subject to any legal impediment to holding office. He further declared his adherence to the statutory arbitration clause, pursuant to Article 40 of the Novo Mercado Regulation. The Instrument of Investiture shall remain filed with the Company's Governance Office.

6.1.2.To approve the merger of the Statutory Executive Vice Presidency of Finance and Investor Relations and the Statutory Executive Vice Presidency of DigitalTech, resulting with the consolidation of their duties and responsibilities into a single executive Vice Presidency, which shall henceforth be named Statutory Executive Vice Presidency of Finance, Investor Relations and DigitalTech, currently held by Statutory Execute Vice President Mr. MARCOS MORENO CHAGAS ASSUMPÇÃO.

6.1.3.As a result of the resolutions set forth in items 6.1 through 6.1.2 above, the Company's Statutory Executive Vice Presidency, pursuant to Articles 10, paragraph 1, and 18 of the Bylaws, shall henceforth have the following composition, with a unified term of office until the first meeting of the Board of Directors held after the Annual Shareholders' Meeting that approves the accounts for the fiscal year ending December 31, 2026:

(i)JOÃO ALBERTO FERNANDEZ DE ABREU: Chief Executive Officer;
(ii)CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR: Statutory Executive Vice President of Pulp Operations, Engineering, Energy, Supply Chain and FuturaGene;
(iii)DOUGLAS SEIBERT LAZARETTI: Statutory Executive Vice President of Forestry;
(iv)LEONARDO BARRETTO DE ARAÚJO GRIMALDI: Statutory Executive Vice President of Pulp Commercial and Logistics;
(v)MARCOS MORENO CHAGAS ASSUMPÇÃO: Statutory Executive Vice President of Finance, Investor Relations and DigitalTech; and
(vi)MARIA LUIZA DE OLIVEIRA PINTO: Statutory Executive Vice President of Sustainability, People & Management, Health, Safety, Quality of Life, Communications, Brand and Facilities.

6.2.To acknowledge and record the resignations of (a) Ms. CAROLINE CARPENEDO, Brazilian, enrolled with the CPF/MF under No. 002.011.470-25, from the position of Executive Vice President of Human Resources; and (b) Mr. LUÍS RENATO COSTA BUENO, enrolled with the CPF/MF under No. 922.321.326-68, from the position of Executive Vice President of Consumer

Goods and Corporate Relations. The Company expresses its gratitude to Ms. Caroline Carpenedo and Mr. Luís Renato Costa Bueno for their valuable services and contributions throughout their respective tenures.

6.2.1.To approve the reassignment of the responsibilities of Mr. PABLO FRANCISCO GIMENEZ MACHADO, who shall become responsible for the Consumer Goods and Strategy areas, as well as the corresponding change in the title of his position from Executive Vice President of China Operations to Executive Vice President of Consumer Goods and Strategy.

6.2.2.To approve the election of Mr. WALNER ALVES CUNHA JÚNIOR, Brazilian, married, attorney-at-law, enrolled with the CPF/MF under No. 314.558.688-25 and with the São Paulo State Bar Association (OAB/SP) under No. 251.389, to the position of Executive Vice President of Legal, Tax and Corporate Affairs.

6.2.3.As a result of the resolutions set forth in items 6.2 through 6.2.2 above, the Company's Non-Statutory Executive Vice Presidency, pursuant to Article 14, item "s", of the Company's Bylaws, shall henceforth have the following composition, with a term of office coinciding with that of the members of the Statutory Executive Vice Presidency, namely until the first meeting of the Board of Directors held after the Annual Shareholders' Meeting that approves the accounts for the fiscal year ending December 31, 2026:

(i)FÁBIO ALMEIDA DE OLIVEIRA: Executive Vice President of Paper and Packaging;
(ii)PABLO FRANCISCO GIMENEZ MACHADO: Executive Vice President of Consumer Goods and Strategy; and
(iii)WALNER ALVES CUNHA JÚNIOR: Executive Vice President of Legal, Tax and Institutional Affairs.

6.3.To approve the adoption by the Company's Statutory Executive Vice Presidency of all measures necessary to formalize and implement the resolutions approved above.

7.Closing: There being no further matters to discuss, the meeting was adjourned and the minutes were drawn up. After being read, reviewed and found to be in order, the minutes shall be electronically executed by all members of the Board of Directors, with such signatures producing effects as of the date of the meeting.

I hereby certify that the foregoing is an excerpt of the minutes of the Ordinary Meeting of the Board of Directors of Suzano S.A., held on August 12, 2026, recorded in the proper corporate book and signed by all attendees, and that the resolutions transcribed above faithfully reflect the decisions taken by the Board of Directors.

São Paulo/SP, August 12, 2026.

MARCOS MORENO CHAGAS ASSUMPÇÃO
Secretary

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